Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-171568 on Form S-8; and Registration Statement No. 333-171866 on Form F-3 of Baytex Energy Corp. and subsidiaries ("Baytex") of our report dated March 6, 2017 relating to the consolidated financial statements of Baytex for the year ended December 31, 2015, appearing in this Current Report on Form 6-K.
(signed) "Deloitte LLP"
Chartered Professional Accountants, Chartered Accountants
March 7, 2017
Calgary, Canada